Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the capital stock of Organogenesis Holdings Inc. (the “Company,” “we,” “us,” and “our”) and the material provisions of our restated certificate of incorporation, as amended (“restated certificate of incorporation”), our certificate of designations of Series A Convertible Preferred Stock (“certificate of designations”) and our bylaws, the amended and restated registration rights agreement to which we and certain of our stockholders are parties (the “amended and restated registration rights agreement”), the subscription agreement to which we and the holders of our Convertible Preferred Stock (as defined below) are parties (the “subscription agreement”), and of the General Corporation Law of the State of Delaware (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, our certificate of designations, our bylaws, the amended and restated registration rights agreement and the subscription agreement, copies of which are incorporated by reference as exhibits to our Annual Report on Form 10-K.

As of December 31, 2024, we had Class A common stock, $0.0001 par value per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on The Nasdaq Capital Market under the trading symbol “ORGO.”

Authorized and Outstanding Capital Stock

Our restated certificate of incorporation, as amended to date, authorizes the issuance of 421,000,000 shares of capital stock, consisting of (i) 420,000,000 shares of common stock, including 400,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which 130,000 shares have been designated as Series A Convertible Preferred Stock, par value $0.0001 per share (the “Convertible Preferred Stock”). As of December 31, 2024, there were 125,730,236 shares of Class A common stock outstanding, no shares of Class B common stock were outstanding and 130,000 shares of Convertible Preferred Stock were outstanding. The outstanding shares of our Class A common stock and Convertible Preferred Stock are duly authorized, validly issued, fully paid and non-assessable.

Class A Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Class A common stock possess all voting power for the election of our directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of the stockholders. Holders of our Class A common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the board of directors (the “Board”) in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of the Company, holders of Class A common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of our creditors have been satisfied.

Preemptive or Other Rights

Our stockholders have no preemptive, conversion or other subscription rights and there will be no sinking fund or redemption provisions applicable to our Class A common stock.

Election of Directors

Under our restated certificate of incorporation, the Board consists of a single class, with all directors serving until our next annual meeting. There is no cumulative voting with respect to the election of directors, with the result that, other than as set forth below under the heading “Series A Convertible Preferred Stock – Director Designation and Board Observer Rights”, directors will be elected by a majority of the votes cast at an annual meeting of stockholders by holders of our Class A common stock.

Preferred Stock

Our restated certificate of incorporation provides for 1,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board were to determine that a takeover proposal is not in the best interests of us or our stockholders, our Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our restated certificate of incorporation grants our Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Class A common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

On November 12, 2024, in connection with our entry into the subscription agreement, we filed a certificate of designations with the Secretary of State of the State of Delaware, designating 130,000 shares out of the authorized but unissued shares of our preferred stock as Series A Convertible Preferred Stock. The following is a summary of the principal terms of our Series A Convertible Preferred Stock:

Series A Convertible Preferred Stock

Voting Power

Holders of the Convertible Preferred Stock are generally entitled to vote with the holders of the shares of Class A common stock on all matters submitted for a vote of holders of shares of Class A common stock (voting together with the holders of shares of Class A common stock as one class) on an as-converted basis, subject to the Ownership Limitations (as defined below). Certain matters require the approval of the holders of a majority of the outstanding shares of Convertible Preferred Stock as a separate class, including (i) any amendment, modification, repeal or waiver of any provision of our restated certificate of incorporation, our bylaws or of the certificate of designations that would amend, modify or otherwise fail to give effect to the rights of the holders of Convertible Preferred Stock pursuant to the certificate of designations, (ii) any increase or decrease in the number of authorized shares of Convertible Preferred Stock, except as permitted in the certificate of designations, (iii) the creation of any new class or series of equity securities (including any additional class or series of preferred stock or any debt that is convertible into our equity securities or equity-linked securities) that would be senior or pari passu to the Convertible Preferred Stock in respect of liquidation preference or dividend rights or that would provide any unique governance rights to holders of such securities that are not existing rights of the holders of Class A common stock as of the date hereof, (iv) the declaration or payment of any dividend to holders of Class A common stock, (v) any increase to the size of our Board above 12 directors prior to our 2025 annual meeting of stockholders and after such annual meeting above 11 directors, (vi) incurrence by us and our subsidiaries of aggregate indebtedness in one or a series of transactions that would result in a Consolidated Total Net Leverage Ratio (as defined in the certificate of designations) in excess of 3.5 to 1 or (vii) the entry into, or amendment or waiver of, any agreement by us or our subsidiaries that would prevent or delay us from complying, or impair the ability of us to comply, with our obligations to make the Cash-in-Lieu Payments (as defined below).

Dividends

The Convertible Preferred Stock ranks senior to the shares of the Class A common stock with respect to the payment of dividends. Holders of Convertible Preferred Stock are entitled to a regular dividend at the rate of 8.0% per annum, compounding and payable quarterly in kind or in cash, at our election. Any accrued but unpaid dividends will become part of the liquidation preference of such share, as set forth in the certificate of designations. In addition, no dividend or other distribution on the Class A common stock will be declared or paid on the Class A common stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid on the Convertible Preferred Stock.

Conversion

Subject to the terms and limitations contained in the certificate of designations, the Convertible Preferred Stock is convertible into shares of Class A common stock at any time at the option of the holder. However, until we receive stockholder approval (the “Requisite Stockholder Approval”), as contemplated by Nasdaq listing rules, with respect to the issuance of shares of Class A common stock upon conversion of the Convertible Preferred Stock in excess of the limitations imposed by such rules, the holders of Convertible Preferred Stock cannot convert the Convertible Preferred Stock into a number of shares of Class A common stock in excess of 26,502,042 shares, which represents 19.99% of the outstanding shares of Class A common stock at the time of signing the subscription agreement, or to the extent such conversion will result in a holder of Convertible Preferred Stock beneficially owning greater than 19.99% of our then-outstanding shares of Class A common stock (such limitations, the “Ownership Limitations”). If, prior to receipt of the Requisite Stockholder Approval, a holder of Convertible Preferred Stock elects to convert any Convertible Preferred Stock that would result in the issuance, when aggregated with the number of shares previously issued upon conversion of the Convertible Preferred Stock, of more than 19.99% of the outstanding shares of Class A common stock at the time of signing the subscription agreement, then we will, in lieu of issuing shares of Class A common stock, pay the holder of Convertible Preferred Stock a cash amount equal to the product of the number of shares of Class A common stock that could not be issued due to such limitation and the 10-day trailing volume weighted average price of the Class A common stock as of the trading day immediately prior to the conversion date (the “Cash-in-Lieu Payments”), which Cash-in-Lieu Payments shall be paid no later than November 5, 2026, together with accrued interest of 10% per annum from the conversion date through the date the Cash-in-Lieu Payment is received by the holder of Convertible Preferred Stock.

At any time after November 12, 2026, should the closing sale price per share of our Class A common stock exceed 200% of the Conversion Price (as defined in the certificate of designations) then in effect for at least 20 of 30 consecutive trading days, then we will have the right to mandatorily convert the Convertible Preferred Stock, subject to certain restrictions based on the liquidity of the Class A common stock. The initial conversion rate is 263.7358 shares of Class A common stock to be issued upon the conversion of each $1,000 of liquidation preference (the “Conversion Rate”). The implied Conversion Price is initially $3.7917 per share, which is a 20.0% premium to the 10-day trailing volume weighted average price of Class A common stock as of the full trading day prior to the execution of the subscription agreement. The Conversion Rate is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The Conversion Rate is also subject to adjustment for certain dilutive offerings at an effective price that is less than the then Conversion Price then in effect.

Redemption Rights

At any time after November 12, 2031, each holder of Convertible Preferred Stock has the right to require us to redeem all or any portion of the Convertible Preferred Stock for the then applicable liquidation preference, plus any accrued but unpaid dividends. There are no restrictions on the repurchase or redemption of shares by us while there is any arrearage in the payment of dividends or sinking fund installments.

Liquidation, Dissolution and Winding Up

The Convertible Preferred Stock ranks senior to the Class A common stock with respect to the distribution of assets upon a liquidation, dissolution or winding up of the Company. The Convertible Preferred Stock initially has a liquidation preference of $1,000 per share; provided, that the liquidation preference upon a change of control of the Company on or before November 12, 2026, will be increased to be no less than $1,500 per share. Upon a liquidation, dissolution, winding up or change of control of the Company, holders of Convertible Preferred Stock are entitled to receive the greater of (i) the sum of (a) the liquidation preference per share of Convertible Preferred Stock and (b) all unpaid dividends that will have accumulated on such share to, but excluding, the date of such payment, (ii) the amount the holder of Convertible Preferred Stock would have received if such shares of Convertible Preferred Stock were converted into shares of Class A common stock and (iii) in connection with a change of control of the Company on or before November 12, 2026, $1,500 per share of Convertible Preferred Stock outstanding.

Preemptive Rights

If we (or any of our subsidiaries) offer to issue or sell, or enter into any agreement providing for the issuance or sale of, any capital stock or securities convertible into our capital stock to any offeree, other than pursuant to certain customary exemptions, we must offer to sell to each holder of Convertible Preferred Stock, a pro rata portion of the new securities so that such holder may maintain their as-converted pro rata ownership percentages of the Company. Details regarding the notice requirements and procedures are set forth in the certificate of designations.

Director Designation and Board Observer Rights

Subject to customary conditions, at all times when the holders of Convertible Preferred Stock hold outstanding shares of Convertible Preferred Stock convertible into shares of Class A common stock representing at least 5.0% of our then-outstanding shares of Class A common stock, the holders of Convertible Preferred Stock have the exclusive right, by the affirmative vote of a majority of the holders of Convertible Stock, voting as a separate class, to appoint and elect one director, which director will also serve on each committee of the Board for which such director is qualified under applicable law and Nasdaq rules and regulations. Additionally, at all times the holders of Convertible Preferred Stock hold any outstanding shares of Convertible Preferred Stock, the holders of Convertible Preferred Stock have a right to appoint one Board observer. At the holders’ option, following conversion of the Convertible Preferred Stock, the holders of Convertible Preferred Stock will have the same director and Board observer election rights for so long as the holders of Convertible Preferred Stock hold shares of Class A common stock issued upon conversion representing at least 5.0% of our then-outstanding shares of Class A common stock.

Restrictions on Resale of Securities

Convertible Preferred Stock Transfer Restrictions

Shares of Convertible Preferred Stock may not be transferred, except for transfers (i) to affiliates of a holder, (ii) consisting of pro rata distributions to a holder’s limited partners or other holders of equity securities of a holder, (iii) to us or with our consent, (iv) in connection with any pledge, encumbrance or hypothecation in connection with any financing arrangements by the holder, (v) pursuant to a tender or exchange offer, merger, consolidation or recapitalization of or involving us, or (vi) after commencement of bankruptcy or other voluntary or involuntary insolvency proceeding or restructuring involving us.

Rule 144

Pursuant to Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”), a person who has beneficially owned restricted Class A common stock or Convertible Preferred Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of us at the time of, or at any time during the three months preceding, a sale and (ii) we are and have been subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), periodic reporting requirements for at least 90 days before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted securities (including our Convertible Preferred Stock and Class A common stock) for at least six months but who are affiliates of us at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

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1% of the total number of such securities then outstanding; or

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the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is generally not available for the resale of securities initially issued by shell companies or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

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the issuer of the securities that was formerly a shell company has ceased to be a shell company;
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the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
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the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
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at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

While we were formed as a shell company, since the completion of our business combination in December 2018, we are no longer a shell company. Accordingly, as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will be available for the resale of restricted securities.

Registration Rights

At the closing of our business combination in December 2018, we, Avista Acquisition Corp. and certain of our stockholders entered into the amended and restated registration rights agreement. The stockholders party to the amended and restated registration rights agreement and their permitted transferees are entitled to certain registration rights described therein. Among other things, pursuant to the amended and restated registration rights agreement, these stockholders are entitled to participate in three demand registrations, and will also have certain “piggyback” registration rights with respect to registration statements, subject to cut-back provisions. We will bear the expenses incurred in connection with the filing of any such registration statements, other than certain underwriting discounts, selling commissions and expenses related to the sale of shares. We filed a re-sale registration on Form S-3 pursuant to the terms of the amended and restated registration rights agreement on December 24, 2018 that was declared effective by the SEC on February 12, 2019.

In addition, the subscription agreement includes certain registration rights. Pursuant to the registration rights in the subscription agreement, we filed a registration statement on Form S-3 providing for the resale by the selling stockholders named therein of the shares of Convertible Preferred Stock issued pursuant to the subscription agreement and the shares of Class A common stock issuable upon conversion of the Convertible Preferred Stock on December 19, 2024 that was declared effective on December 20, 2024. We have agreed to take all steps necessary to keep such registration statement effective at all times until there are no remaining registrable shares (as defined in the subscription agreement). The selling stockholders and their permitted transferees are entitled to certain additional registration rights described therein. Among other things, pursuant to the subscription agreement, the selling stockholders are entitled to (i) request one underwritten shelf takedown in a twelve-month period or three demands in respect of block trades, subject to certain minimum thresholds and cut-back provisions, (ii) engage in “at the market” or similar registered offerings through a broker, sales agent or distribution agent, or (iii) with respect to any Conversion Shares for which no resale registration statement is effective, certain “secondary piggyback” registration rights with respect to registration statements. We will bear the expenses incurred in connection with the filing of any underwritten shelf takedowns or “at the market” or similar registered offerings, other than certain out-of-pocket expenses of such selling stockholder, transfer taxes, underwriting or brokerage commissions or discounts associated with effecting any sales of shares.

Certain Anti-Takeover Provisions of Delaware Law, Our Restated Certificate of Incorporation and Our Bylaws

We are a corporation incorporated under the laws of the State of Delaware, and are subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers.

Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

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a stockholder who owns fifteen percent (15%) or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
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an affiliate of an interested stockholder; or
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an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent (10%) of our assets. However, the above provisions of Section 203 do not apply if:

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our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
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after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least eighty-five percent (85%) of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Class A common stock; or
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on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

In addition, our restated certificate of incorporation does not provide for cumulative voting in the election of directors. Our Board is empowered to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances; and our advance notice provisions require that stockholders must comply with certain procedures in order to nominate candidates to our Board or to propose matters to be acted upon at a stockholders’ meeting.

Our restated certificate of incorporation and our bylaws provide that, subject to the terms of any one or more series or classes of preferred stock, all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. Our restated certificate of incorporation also provides that, subject to the terms of any one or more series or classes of preferred stock, any director or the entire Board may be removed from office at any time, but only for cause (as defined in the restated certificate of incorporation) and only by the affirmative vote of the holders of at least a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors, voting together as a single class.

Subject to the terms of any one or more series or classes of preferred stock, our authorized but unissued Class A common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Our restated certificate of incorporation and our bylaws provide that, unless we consent in writing to an alternate forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of us, (B) any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any of our directors, officers or employees to us or our stockholders, (C) any action asserting a claim arising pursuant to any provision of the DGCL, our restated certificate of incorporation or our bylaws, (D) any action to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or our bylaws, or (E) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (A) through (E) above, (1) any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination) and (2) any action asserted under the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, for which federal courts have exclusive jurisdiction.

Transfer Agent

The transfer agent for our Class A common stock and Convertible Preferred Stock is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.